UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
 Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company
                                   Act of 1940


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Form 4:
|_|
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
(Print or Type Responses)




 1. Name and Address of Reporting Person;
 Hutchins  Robert      H        922 Highway 33     Freehold, New Jersey  07728
   (Last)   (First) (Middle)        (Street)        (City)  (State)      (Zip)

2. Issuer Name and Ticker or Trading Symbol: Foodarama Supermarkets, Inc. (FSM)
3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Statement for Month/Year: December 2002
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to issuer (Check all applicable):
         X Director
7. Individual or Joint/Group Filing (Check Applicable Line): X Form filed by one reporting person

Table I-Non Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3) Common Stock: $1 Par Value
2. Transaction Date (Month/Day/Year): December 30, 2002
3. Transaction Code (Instr. 8.): Code: M; V:V
4. Securities Acquired (A) or Disposed (D) (Instr. 3, 4 and 5): Amount: 500;
   (A) or (D): (A); Price: $28.75
5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4): 500
6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4): D
7. Nature Of Indirect Benficial Ownership (Instr. 4)

Table II- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g. , puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3): Employee Stock Option (Right to buy)
2. Conversion or Exercise Price of Derivative Security: $19.60
3. Transaction Date (Month/Day/Year): December 30, 2002
4. Transaction Code (Instr. 8): Code: M; V: V
5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5): (A): ; (D): 500
6. Date Exerciseable and Expiration Date (Month/Day/Year): Date Exerciseable:
   See 1 below; Expiration Date: August 8, 2011
7. Title and Amount of Underlying Securities (Instr. 3 and 4): Title: Common Stock; Amount or Number of Shares: 500
8. Price of Derivative Security (Instr. 5)
9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.
   4): 500
10.Ownership Form of Derivative Securities Beneficially Owned at End of
   Month (Instr. 4): D
11.Nature of Indirect Beneficial Ownership (Instr. 4)

Explanation of Responses: (1): Options with respect to 250 of the original 1,000 shares granted were exerciseable on the date of grant, August 8, 2001. The remaining 750 shares, of which 250 were exercised on December 30, 2002, are exercisable in equal annual installments over a period of 3 (three) years from the date of grant (August 8, 2001).

                        /S/ Robert H. Hutchins                December 30, 2002
                       --------------------------------      ------------------
                       **Signature of Reporting Person             Date



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
   * If the form is filed by more than one reporting person, see Instruction 4(b)(v).
  ** Intentional misstatements or omissions of facts constitute Federal
     Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, on of which must be manually signed. If space is insufficient, see Instruction 6 for procedure








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Last update: 02/11/2002